                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2004


                            AETERNA LABORATORIES INC.
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F        Form 40-F    X
                                      -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes           No     X
                                      -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX



DOCUMENTS       DESCRIPTION
---------       -----------
1.              Press release of March 29, 2004: AETERNA ADOPTS SHAREHOLDER RIGHTS PLAN

2.              Press release of March 31, 2004: AETERNA SUBSIDIARY ZENTARIS REPORTS
                POSITIVE PRECLINICAL RESULTS FROM NOVEL PYRAZOLE COMPOUND

3.              Press release of April 2, 2004: AETERNA SUBSIDIARY ZENTARIS SIGNS NEW
                AGREEMENT WITH ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIX

                                     [LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                     AETERNA ADOPTS SHAREHOLDER RIGHTS PLAN


QUEBEC CITY, QUEBEC, MARCH 29, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) announced today that its Board of Directors has adopted a shareholder rights plan (the "Rights Plan"), which takes effect immediately. The objectives of the Rights Plan are to provide adequate time for the Corporation's Board of Directors and shareholders to assess an unsolicited takeover bid for the Corporation, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid.

"This Rights Plan is similar to those adopted by other companies and approved by their shareholders. Furthermore, AEterna's management and directors believe that the Rights Plan preserves the fair treatment of all shareholders, is consistent with Canadian corporate practices and addresses institutional investor guidelines. AEterna is not adopting this Rights Plan in response to any specific proposal to acquire control of the Corporation, nor is it aware of any such intention," said Gilles Gagnon, President and Chief Executive Officer of AEterna.

While the Rights Plan takes effect immediately, it is subject to regulatory approval and to ratification by AEterna's shareholders at its annual general meeting on May 26, 2004. The Rights Plan will be in effect for three (3) years, with one renewal option, subject to shareholder approval. The rights issued to the shareholders under the Rights Plan will be exercisable only when a person or entity, including any related party(ies), acquires or announces its intention to acquire more than twenty (20) percent of the outstanding subordinate voting shares of AEterna (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of AEterna's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase subordinate voting shares of AEterna at a fifty (50) percent discount to the market price of AEterna's shares at the time.

Under the Rights Plan, a permitted bid is one made to all shareholders that is open for acceptance for not less than sixty (60) days. If at the end of such sixty (60)-day period more than fifty (50) percent of the outstanding subordinate voting shares of AEterna, other than those owned by the person or entity pursuing the acquisition together with its related party(ies), have been tendered, the person or entity pursuing the acquisition may take up and pay for the shares but must extend the bid for a further ten (10) days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender their shares to the bid. The Board of Directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-
CONTACTS:

AETERNA LABORATORIES                        U.S. INVESTOR RELATIONS
MEDIA RELATIONS                             Lippert/Heilshorn & Associates
Paul Burroughs                              Kim Golodetz
(418) 652-8525 ext. 406                     (212) 838-3777
paul.burroughs@aeterna.com                  kgolodetz@lahai.com

INVESTOR RELATIONS                          Bruce Voss
Jacques Raymond                             (310) 691-7100
(418) 652-8525 ext. 360                     bvoss@lhai.com
Cell. : (514) 703-5654
jacques.raymond@aeterna.com

                                     [LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


            AETERNA SUBSIDIARY ZENTARIS REPORTS POSITIVE PRECLINICAL
                      RESULTS FROM NOVEL PYRAZOLE COMPOUNd

                   Results indicate ZEN-014 as a new candidate
                 for the development of a potent anticancer drug


ORLANDO, FLORIDA (UNITED STATES), MARCH 31, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) and its subsidiary Zentaris GmbH report that positive preclinical results of their novel tubulin-inhibitor ZEN-014 were presented earlier today at the American Association for Cancer Research (AACR) meeting in Orlando, Florida.

ZEN-014 is a novel pyrazole derivative that was discovered by Zentaris. It represents a new class of small molecule tubulin binders with antiangiogenic properties which are assumed to be novel highly potent anticancer drugs with blockbuster potential.

ZEN-014 inhibits tubulin polymerization with an IC(50) of 1.3 uM. The treatment with non-toxic concentrations (10 nM) of ZEN-014 inhibits endothelial cell sprouting and vessel formation. Cancer cells (KB/HeLa) were arrested completely in the G2M phase of mitosis at nanomolar concentrations (IC(50): 34 nM) and subsequently underwent apoptosis. Several apoptotic parameters as cell membrane alterations, increase of caspase 3 and 7 activity, DNA fragmentation and inactivation of the Bcl-2 protein are detectable in U937 cancer cells after treatment with nanomolar concentrations of ZEN-014.

The compound shows an excellent antitumor activity profile in a broad panel of tumor cell lines (average IC(50) of 40 nM) including paclitaxel and vincristine resistant cells. ZEN-014 exhibits promising IN VIVO activity in a renal cell carcinoma model at a dose of 50 mg/kg after oral application.

"These excellent results again show the capability of our own drug discovery unit which is the core for the continuous supply of new development candidates and essential for the growth of our Company", said Prof. Dr. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna, Chairman and Managing Director of Zentaris GmbH.

Based on these excellent IN VITRO and IN VIVO activities, ZEN-014 is a promising new candidate for further preclinical development. ZEN-014 combines antiproliferative activity at nanomolar concentrations with strong inhibition of angiogenesis.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and several other product candidates under development in oncology, endocrinology and infectious diseases. Cetrotide(R) (Cetrorelix) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Impavido(R) (Miltefosine) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc., which develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                      INVESTOR RELATIONS
Paul Burroughs                                       Jacques Raymond
(418) 652-8525 ext. 406                              (418) 652-8525 ext. 360
(418) 573-8982 cell.                                 (514) 703-5654 cell.
paul.burroughs@aeterna.com                           jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                              EUROPE
Lippert/Heilshorn & Associates                       Zentaris GmbH
Kim Golodetz                                         Dr. Mathias Pietras
(212) 838-3777                                       phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                   fax: + 49 69 42 602 3444
Bruce Voss                                           mathias.pietras@zentaris.de
(310) 691-7100                                       www.zentaris.com
bvoss@lhai.com

                                     [LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


              AETERNA SUBSIDIARY ZENTARIS SIGNS NEW AGREEMENT WITH
                 ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIx


QUEBEC CITY, QUEBEC, APRIL 2, 2004 - AEterna Laboratories Inc. (TSX: AEL ;
NASDAQ: AELA) announced that its wholly owned subsidiary Zentaris GmbH and Ardana Bioscience, a specialty pharmaceutical company, from Edinburgh, Scotland, have signed a new agreement for the LHRH antagonist Teverelix. Ardana acquired full global rights and is assigned the intellectual property relating to Teverelix and the underlying microcrystalline suspension technology. In return, Zentaris receives a substantial payment at signature, fixed annual guaranteed payments until 2006, as well as potential future income on sales of Teverelix.

 As part of the agreement, Zentaris will provide certain development services and supply clinical samples to Ardana. Teverelix Phase I clinical trial evaluating a sustained release formulation for use in prostate cancer is nearing conclusion.

"We are delighted with the restructuring of the existing Teverelix collaboration in place with our Scottish partner", says Professor Dr. Juergen Engel, Chairman and Managing Director of Zentaris GmbH and Chief Operating Officer of AEterna. "It emphasises the commitment of Ardana towards a successful development of Teverelix. At the same time it allows for Zentaris to generate double-digit million Euro risk-free income in the short and mid-term, while also potentially profiting from a successful commercialisation of the product."

Dr Maureen Lindsay, Ardana Chief Operating Officer said, "We are delighted to have secured all global rights to Teverelix, such that we can reap the full benefits of its development and commercialization. Our strategy is to focus on drugs prescribed by specialist clinicians, a market we can service effectively with our planned specialist sales force. Teverelix fits neatly into this strategy and is central to our burgeoning research and development portfolio, which is on track to provide products that address five different indications in Phase III clinical trials by the end of 2005."

Mr. Gilles Gagnon, President and Chief Executive Officer of AEterna Laboratories Inc. added, "Ardana continues to be an important partner beyond Teverelix, also holding the worldwide rights to our Growth Hormone Secretagogue (GHS), another project from our promising pipeline. This significant transaction is a key step in the building of our strategic portfolio."

ABOUT ARDANA BIOSCIENCE

Ardana Bioscience is a specialty pharmaceutical company focused on reproductive health. It aims to become a leading source of clinical and commercial innovation in the $20 billion human reproductive health market, which is growing at 9% per annum. In addition to the androgen replacement therapy which will be launched in the UK in 2004, Ardana has a rich development portfolio including Chronodyne(R) (terbutaline) for endometriosis-related infertility (being developed in collaboration with Columbia Laboratories (NASDAQ: CBRX) and LHRH analogs Teverelix and 'Leuprorelin' for a wide variety of reproductive indications. Ardana's therapeutic interests encompass androgen replacement, infertility, sexual dysfunction and obstetrics.

Since its inception, Ardana has raised (pound)34.5 million in three funding rounds. Ardana investors include Merlin Biosciences Limited, MVM Limited (MVM), Techno Venture Management (TVM), ABN-AMRO Participates, 3i Group plc, ISIS Equity Partners plc, Scottish Widows Investment Partnership Ltd, Mitsubishi Corporation and Green Highlander, LLC. The company was created in July 2000 to commercialise research by the Medical Research Council (MRC)'s Human Reproductive Sciences Unit (HRSU) in Edinburgh, Scotland, which has been at the forefront of this area of research for the last 30 years. The MRC employs nearly 100 staff at the Unit, which currently receives total annual funding of (pound)3.8 million.

For more information on Ardana, consult www.ardana.co.uk

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.
                                 ---------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS:


AETERNA LABORATORIES
MEDIA RELATIONS                                      INVESTOR RELATIONS
Paul Burroughs                                       Jacques Raymond
(418) 652-8525 ext. 406                              (418) 652-8525 ext. 360

(418) 573-8982 cell.                                 (514) 703-5654 cell.
paul.burroughs@aeterna.com                           jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                              EUROPE
Lippert/Heilshorn & Associates                       Zentaris GmbH
Kim Golodetz                                         Dr. Mathias Pietras
(212) 838-3777                                       phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                   fax: + 49 69 42 602 3444
Bruce Voss                                           mathias.pietras@zentaris.de
(310) 691-7100                                       www.zentaris.com
bvoss@lhai.com

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA LABORATORIES INC.



Date:  April 2, 2004                     By:  /s/ MARIO PARADIS
--------------------                          ----------------------------------
                                              Mario Paradis
                                              Senior Director, Finance and
                                              Corporate Secretary